EXHIBIT A

CERTIFICATE OF SECRETARY

The undersigned, Joseph D. Glatt, Secretary of Apollo Senior Floating Rate Fund Inc. (the “Fund”), an investment company registered under the Investment Company Act of 1940 (the “1940 Act”), does hereby certify that the following resolutions were duly adopted by the board of directors of the Fund on January 20, 2012, including separate approval by the directors who are not “interested persons” of the Fund:

RESOLVED, that the Fund shall be named as an insured under a joint insured fidelity bond (the “Bond”) having an aggregate coverage of $5 million issued by Chartis, Inc., against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Fund from time to time, containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED, that the proposed form and amount of the Bond be, and the same hereby are, approved by the Committee Members (majority of whom are Independent Directors), based on such factors including, but not limited to the amount of the Bond, the expected value of the assets of the Fund to which any person covered under the Bond may have access, the estimated amount of the premium for such Bond, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets, and the nature of the securities in the Fund’s portfolio; and

FURTHER RESOLVED, that the share of the premium to be allocated to the Fund and the Adviser for the Bond, which is based upon their proportionate share of the sum of the premiums that would have been paid if such Bond had been purchased separately, be, and the same hereby is, approved by the Committee Members (majority of whom are Independent Directors), after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond and the extent to which the share of the premium allocated to the Fund under the Bond is less than the premium that the Fund would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized to obtain the Bond and pay the premium therefore; and

FURTHER RESOLVED, that the Fund participate in the joint fidelity bond under which benefits as well as costs of the joint fidelity bond be allocated to the Adviser and the Fund on the terms discussed at this Meeting; and

FURTHER RESOLVED, that the agreement among the Fund and the Adviser providing that in the event that any recovery is received under the Bond as a result of a loss sustained by the Fund and also by any other names insured, the Fund shall receive an equitable and proportionate share of the recovery, but in no event less than the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 is approved with such further changes therein as the officers of the Fund may determine to be necessary or desirable and proper with the advice of Fund’s counsel, the execution of said Joint Fidelity Bond Agreement by such officers to be conclusive evidence of such determination; and

FURTHER RESOLVED, that the Secretary of the Fund be, and hereby is, designated as the party responsible for making the necessary filings and giving that notices with respect the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

FURTHER RESOLVED, that the appropriate officers of the Fund be, and each of them hereby is, authorized to participate in a joint liability insurance policy on the terms discussed at this Meeting covering the Fund and the Adviser and their respective directors and officers (each of whom shall be deemed a third party beneficiary thereof) generally against liabilities and expenses arising out of claims, actions or proceedings asserted or threatened against them in their respective capacities for or relating to the Fund or the Adviser as the case may be, subject to such ordinary exceptions as the officer executing the same, deems reasonable or appropriate; and

FURTHER RESOLVED, that the Fund participate in the policy that currently exists for the benefit of the Fund and the Adviser itself, such that the benefits as well as costs to the joint liability and insurance policy be allocated to the Adviser and the Fund on the terms discussed at this Meeting; and

FURTHER RESOLVED, that the Fund’s participation in the above-referenced joint liability insurance policy is in the best interests of the Fund; and

FURTHER RESOLVED, that the share of the premium to be allocated to the Fund for the joint liability insurance policy, which is based upon the Fund’s proportionate share of the sum of premiums that would have been paid if such insurance coverage were purchased separately by the Fund be, and the same hereby is, determined to be fair and reasonable to the Fund and the officers are hereby authorized and empowered to pay such premium.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 2nd day of February, 2012.

/s/ Joseph D. Glatt
Joseph D. Glatt
Secretary